Exhibit 99.1

GENTEX REPORTS FOURTH QUARTER AND YEAR END 2018 FINANCIAL RESULTS
Zeeland, Michigan, January 30, 2019 - Gentex Corporation (NASDAQ: GNTX), a leading supplier of digital vision, connected car, dimmable glass and fire protection products, today reported financial results for the fourth quarter and calendar year ended December 31, 2018.

Fourth Quarter and Calendar Year 2018 Highlights

•	Full display mirror unit shipments increased 116% to 390,000 units for the year

•	Gross profit margin improved sequentially to 37.9% for the fourth quarter of 2018, which included incremental tariff headwinds of 20 basis points versus the third quarter of 2018

•	Net income for calendar year 2018 was $437.9 million, up 8% compared with net income of $406.8 million in calendar year 2017

•	Earnings per diluted share increased 15% from $1.41 in 2017 to $1.62 in 2018

•	3.3 million shares repurchased during the fourth quarter at an average price of $21 per share and 26.4 million shares repurchased during calendar year 2018 at an average price of $22.37 per share

For the fourth quarter of 2018, the Company reported net sales of $453.4 million, a decrease of 1% compared to net sales of $459.6 million for the fourth quarter of 2017. During the fourth quarter of 2018, plant shutdowns and changes to production schedules at OEM’s, as well as order adjustments at certain Tier 1 customers, negatively impacted quarterly unit shipments and revenue.  At the beginning of the fourth quarter of 2018, vehicle production estimates from IHS Markit showed a net growth of approximately 2% in the combined regions of Europe, North America, Japan and Korea and a slight decline for the China market. The actual unit production for these markets in the fourth quarter combined for a decline of nearly 6%. The total negative impact on Company revenue as a result of the vehicle production shortfall and the Tier 1 adjustments to orders was approximately $30 million in the fourth quarter of 2018.

Exhibit 99.1

For calendar year 2018, the Company’s net sales increased 2% to $1.83 billion compared to $1.79 billion for calendar year 2017, primarily as a result of a 6% increase in auto-dimming interior and exterior mirror unit shipments which were partially offset by product mix headwinds, vehicle production shortfalls and Tier 1 order adjustments that primarily affected the fourth quarter of 2018. The Company’s initial forecast for 2018 was based on a vehicle production forecast that assumed an approximate growth rate of 1% for Europe, North America, Japan, Korea and China. However, the actual vehicle production rates for calendar year 2018 in those markets were down approximately 2%.
"While 2018 was not the growth year we had hoped for, we are encouraged that our top line grew despite the poor performance in light vehicle production, particularly in our highest penetration and dollar content markets of Europe and North America,” said Steve Downing, President and CEO. “In the end, 2018 finished with our sales levels outperforming our underlying markets by over 4 percent and when you consider the order adjustments of Tier 1 customers this growth rate was very close to our stated goal of mid-single digit out-performance versus our underlying market.”
The gross margin in the fourth quarter of 2018 was 37.9% compared with a gross margin of 39.2% in the fourth quarter of 2017. The gross margin during the most recently completed quarter was negatively impacted by approximately 80 basis points from tariffs that became effective during the third quarter of 2018.
For calendar year 2018, the gross margin was 37.6%, compared with a gross margin of 38.7% for calendar year 2017. The gross margin during the year was negatively impacted by approximately 30 basis points from tariffs that became effective during 2018. Other factors that impacted the gross margin during the year included the Company’s inability to leverage fixed overhead costs on the lower than expected sales levels and annual customer price reductions that were not fully offset by purchasing cost reductions.
"When considering the poorer than expected performance in light vehicle production and the lower than expected revenue that this produced, we were pleased with the fourth quarter gross margin of 37.9%. The gross margin expansion of 30 basis points from the third to the fourth quarter of 2018 was impressive given the overall lower sales level. Additionally, the fourth quarter gross margin would have further improved if not for the incremental 20 basis points of tariffs that began at the end of the third quarter. Excluding the impact of tariffs, the gross margin of the Company would have otherwise improved sequentially during each quarter of 2018," said Downing.

Exhibit 99.1

Operating expenses during the fourth quarter of 2018 were up 0.5% to $46.5 million when compared to operating expenses of $46.3 million in the fourth quarter of 2017. For calendar year 2018, operating expenses were $182.3 million, up 6.5% compared to $171.2 million in calendar year 2017.
Net income for the fourth quarter of 2018 was $106.3 million, compared to net income of $130.5 million in the fourth quarter of 2017. Net income in the fourth quarter of 2017 was positively impacted by $37.2 million as a result of the Tax Cuts and Jobs Act that became effective during the fourth quarter of 2017.
Net income for calendar year 2018 was $437.9 million, up 8% compared with net income of $406.8 million in calendar year 2017, primarily driven by a lower effective tax rate for 2018. Net income in 2017 was positively impacted by $37.2 million as a result of the Tax Cuts and Jobs Act.
Earnings per diluted share in the fourth quarter of 2018 were $0.41, compared with earnings per diluted share of $0.46 in the fourth quarter of 2017. Earnings per diluted share during the fourth quarter of 2017, were positively impacted by $0.13 as a result of the Tax Cuts and Jobs Act that became effective during the fourth quarter of 2017. For calendar year 2018, earnings per diluted share were $1.62, which was a 15% increase year over year, compared with $1.41 for calendar year 2017. Earnings per diluted share during 2017 were positively impacted by $0.13 as a result of the Tax Cut and Jobs Act.
Auto-dimming unit shipments increased 2% in the fourth quarter of 2018 compared with the fourth quarter of 2017, and increased 6% for calendar year 2018 when compared to calendar year 2017. Automotive net sales in the fourth quarter of 2018 were $442.8 million, down 2% compared with $450.4 million in the fourth quarter of 2017, and for calendar year 2018 were $1.79 billion, up 2% compared with $1.76 billion in calendar year 2017.
Other net sales were $10.6 million in the fourth quarter of 2018, up 16% compared with $9.2 million in the fourth quarter of 2017, and for calendar year 2018 were up 17% to $42.9 million, when compared with $36.7 million in calendar year 2017.
Share Repurchases
The Company repurchased 3.3 million shares of its common stock during the fourth quarter of 2018 at an average price of $21 per share. For the year ended December 31, 2018, the Company repurchased 26.4 million shares of its common stock at an average price of $22.37 per share. Total share repurchases

Exhibit 99.1

increased 120% when compared to the 12 million shares repurchased for the year ended December 31, 2017. As of December 31, 2018, the Company has 8.8 million shares remaining available for repurchase in the previously announced plan.
Future Estimates
The Company’s forecasts for light vehicle production for calendar year 2019 and 2020 are based on the IHS Markit mid-January 2019 forecast for light vehicle production in North America, Europe, Japan, Korea and China and are detailed in the table herein.
Based on the following light vehicle production forecasts for 2019 and 2020, the Company is giving certain annual guidance for 2019 and revenue guidance for 2020:

Light Vehicle Production (per IHS Markit January light vehicle production forecast)
(in Millions)
Region	Calendar Year 2020	Calendar Year 2019	Calendar Year 2018	2020 vs. 2019 % Change	2019 vs. 2018 % Change
North America	16.4	16.9	17.0	(3)%	(1)%
Europe	22.2	21.9	21.9	1%	—%
Japan and Korea	12.7	13.3	13.2	(5)%	1%
China	28.6	27.4	27.0	4%	1%
Total Light Vehicle Production	79.9	79.5	79.1	1%	1%

2019 Guidance
Revenue	$1.83 - $1.93 billion
Gross Margin	36% - 37%
Operating Expenses (E, R&D and S, G&A)	$195 - $200 million
Estimated Annual Tax Rate	16% - 18%
Capital Expenditures	$90 - $100 million
Depreciation & Amortization	$105 - $115 million
Additionally, based on the Company’s forecasts for light vehicle production for calendar year 2020, the Company currently expects calendar year 2020 revenue growth of approximately 3 - 8% above the 2019 revenue estimates.
"The current production environment in the automotive space is proving to be difficult to forecast due to the macro-economic climate and geo-political concerns that surround our primary industry. However, we have continued to grow at a rate that has outpaced the growth rate of our underlying markets in 2018 and we believe that over the next two years we will be able to continue that successful trend. This past year was challenging in that we worked through both a difficult production environment and some product

Exhibit 99.1

specific headwinds that limited our growth rate. We also know that there are additional challenges in the coming years from those same previously mentioned product headwinds and a flat-to-down vehicle production environment. Despite these issues, the Company is well positioned to grow based on our unique, future-focused products. At CES, we continued to push the technology envelope in mirrors, digital vision systems, connected car technologies and large area dimmable devices. We believe this technology roadmap will help secure the future of the Company and help us deliver profitable growth and shareholder value for many years to come," concluded Downing.
Safe Harbor for Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The statements contained in this communication that are not purely historical are forward-looking statements.  Forward-looking statements give the Company’s current expectations or forecasts of future events. These forward-looking statements generally can be identified by the use of words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “hope”, “may”, “plan”, “project”, “will”, and variations of such words and similar expressions.  Such statements are subject to risks and uncertainties that are often difficult to predict and beyond the Company’s control, and could cause the Company’s results to differ materially from those described. These risks and uncertainties include, without limitation: changes in general industry or regional market conditions; changes in consumer and customer preferences for our products (such as cameras replacing mirrors and/or autonomous driving); our ability to be awarded new business; continued uncertainty in pricing negotiations with customers; loss of business from increased competition; changes in strategic relationships; customer bankruptcies or divestiture of customer brands; fluctuation in vehicle production schedules; changes in product mix; raw material shortages; higher raw material, fuel, energy and other costs; unfavorable fluctuations in currencies or interest rates in the regions in which we operate; costs or difficulties related to the integration and/or ability to maximize the value of any new or acquired technologies and businesses; changes in regulatory conditions; warranty and recall claims and other litigation and customer reactions thereto; possible adverse results of pending or future litigation or infringement claims; changes in tax laws; import and export duty and tariff rates in or with the countries with which we conduct business; and negative impact of any governmental investigations and associated litigations including securities litigations relating

Exhibit 99.1

to the conduct of our business. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law or the rules of the NASDAQ Global Select Market. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties identified under the heading “Risk Factors” in the Company’s latest Form 10-K and Form 10-Q filed with the SEC. Includes content supplied by IHS Markit Light Vehicle Production Forecast (October 16, 2018 and January 17, 2019) (http://www.gentex.com/forecast-disclaimer).
Fourth Quarter Conference Call
A conference call related to this news release will be simulcast live on the Internet beginning at 9:30 a.m. ET today, January 30, 2019. The dial-in number to participate in the call is (844) 389-8658, passcode 7285861. Participants may listen to the call via audio streaming at www.gentex.com or by visiting https://edge.media-server.com/m6/p/u2pojeog. A webcast replay will be available approximately 24 hours after the conclusion of the call at http://ir.gentex.com/events-and-presentations/upcoming-past-events.
About the Company
Founded in 1974, Gentex Corporation (The NASDAQ Global Select Market: GNTX) is a leading supplier of digital vision, connected car, dimmable glass and fire protection technologies. Visit the Company’s web site at www.gentex.com.

Contact Information:
Gentex Investor & Media Contact
Josh O'Berski
(616)772-1590 x5814

Exhibit 99.1

GENTEX CORPORATION
AUTO-DIMMING MIRROR SHIPMENTS
(Thousands)

	Three Months Ended December 31,			Twelve Months ended December 31,
	2018	2017	% Change	2018	2017	% Change
North American Interior Mirrors	2,201	2,206	—%	8,838	8,899	(1)%
North American Exterior Mirrors	1,157	824	40%	4,029	3,497	15%
Total North American Mirror Units	3,359	3,030	11%	12,867	12,396	4%
International Interior Mirrors	5,039	4,996	1%	20,813	19,433	7%
International Exterior Mirrors	1,827	1,997	(9)%	7,925	7,513	5%
Total International Mirror Units	6,866	6,992	(2)%	28,738	26,946	7%
Total Interior Mirrors	7,240	7,202	1%	29,651	28,332	5%
Total Exterior Mirrors	2,984	2,821	6%	11,954	11,010	9%
Total Auto-Dimming Mirror Units	10,225	10,023	2%	41,605	39,343	6%
Note: Percent change and amounts may not total due to rounding.

Exhibit 99.1

GENTEX CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31,		Twelve Months ended December 31,
	2018	2017	2018	2017
Net Sales	$453,408,719	$459,570,469	$1,834,063,697	$1,794,872,578
Cost of Goods Sold	281,365,186	279,280,443	1,143,597,005	1,100,344,312
Gross profit	172,043,533	180,290,026	690,466,692	694,528,266

Engineering, Research & Development	26,996,140	24,560,492	107,134,862	99,726,438
Selling, General & Administrative	19,548,094	21,735,468	75,206,283	71,443,476
Income from operations	125,499,299	133,994,066	508,125,547	523,358,352

Other Income	5,280,324	4,161,928	13,921,400	8,438,352
Income before Income Taxes	130,779,623	138,155,994	522,046,947	531,796,704

Provision for Income Taxes	24,505,068	7,687,095	84,163,850	125,004,782
Net Income	$106,274,555	$130,468,899	$437,883,097	$406,791,922

Earnings Per Share
Basic	$0.41	$0.46	$1.64	$1.42
Diluted	$0.41	$0.46	$1.62	$1.41
Weighted Average Shares
Basic	260,860,937	282,612,512	267,794,786	285,864,997
Diluted	262,199,420	284,868,220	269,877,349	288,226,089

Cash Dividends Declared per Share	$0.110	$0.100	$0.440	$0.390

Exhibit 99.1

GENTEX CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
ASSETS
Cash and Cash Equivalents	$217,025,278	$569,734,496
Short-Term Investments	169,412,999	152,538,054
Accounts Receivable, net	213,537,799	231,121,788
Inventories	225,281,599	216,765,583
Other Current Assets	25,672,579	14,403,902
Total Current Assets	850,930,254	1,184,563,823

Plant and Equipment - Net	498,473,766	492,479,330

Goodwill	307,365,845	307,365,845
Long-Term Investments	137,979,082	57,782,418
Intangible Assets	269,675,000	288,975,000
Patents and Other Assets	21,010,121	20,887,496
Total Other Assets	736,030,048	675,010,759

Total Assets	$2,085,434,068	$2,352,053,912

LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities	$169,160,919	$243,647,007
Long-Term Debt	—	—
Deferred Income Taxes	54,521,489	58,888,644
Shareholders' Investment	1,861,751,660	2,049,518,261
Total Liabilities & Shareholders' Investment	$2,085,434,068	$2,352,053,912